SEALSQ Announces Pricing of $60.0 Million Registered Direct Offering

Offering to be led by Heights Capital Management, Inc., and will consist of ordinary shares sold at $4.00 per share, accompanied by warrants with an exercise price of $4.60.

Geneva, Switzerland, July 14, 2025 -- SEALSQ Corp (NASDAQ: LAES) ("SEALSQ" or "Company"), a company that focuses on developing and selling Semiconductors, PKI and Post-Quantum technology hardware and software products, today announced that it has entered into a securities purchase agreement with several institutional investors to purchase 15,000,000 ordinary shares and accompanying warrants to purchase up to 30,000,000 ordinary shares at a combined purchase price of $4.00 per ordinary share and accompanying warrants, representing a premium of about 10% to SEALSQ’s closing stock price on July 11, 2025 (the “Offering”). The warrants will have an exercise price of $4.60 per ordinary share, will be immediately exercisable, and will expire seven years following the date of issuance. Gross proceeds for the Offering are expected to be approximately $60.0 million, before deducting commissions and offering expenses. The Offering will be led by Heights Capital Management, Inc.

Carlos Moreira, President and CEO of SEALSQ, commented: “We plan to utilize the net proceeds to advance our Post-Quantum and Quantum roadmap, as SEALSQ has been rapidly expanding its portfolio in this field, as well as for strategic acquisitions and general corporate purposes. We are executing with determination to deliver the most secure technologies to protect billions of connected devices through our post-quantum semiconductors and software solutions. This transaction represents a strong endorsement of our technical progress, strategic acquisitions, growing IP portfolio, and the exceptional talent we’ve assembled. With it, SEALSQ expects to benefit from a pro-forma cash position of approximately $170 million as of July 15, 2025, providing a solid foundation to fuel our next phase of growth.”

Maxim Group LLC is acting as the sole placement agent for the Offering.

SEALSQ currently intends to utilize the net proceeds from the Offering to reinforce its already strong cash position, allowing the Company to accelerate its Post-Quantum and Quantum commercialization roadmap and deployment in the United States. The Offering is expected to close on or about July 15, 2025 (the “Closing Date”), subject to the satisfaction of customary closing conditions.

The Offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-286098) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) on April 2, 2025. The Offering is being made only by means of a prospectus supplement and accompanying prospectus that form a part of the effective shelf registration statement. A prospectus supplement relating to the securities to be issued in the Offering will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the Offering, together with the accompanying prospectus, can be obtained at the SEC's website at www.sec.gov or by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or by telephone at (212) 895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the expected completion, timing and size of the Offering, the intended use of the proceeds from the Offering, SEALSQ’s ability to implement its growth strategies; SEALSQ’s ability to successfully launch post-quantum semiconductor technology; SEALSQ’s ability to capture a share of the quantum semiconductor market; the growth of the quantum computing market; SEALSQ’s ability to expand its U.S. operations; SEALSQ’s ability to make additional investments towards the development of a new generation of quantum-ready semiconductors; SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; the growth of the quantum computing market; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

Press and Investor Contacts

SEALSQ Corp.

Carlos Moreira

Chairman & CEO

Tel: +41 22 594 3000

info@sealsq.com

SEALSQ Investor Relations (US)

The Equity Group Inc.

Lena Cati

Tel: +1 212 836-9611 / lcati@theequitygroup.com